Exhibit 99.1

LEIFRAS Co., Ltd. to Acquire Tokai Sports as Wholly Owned Subsidiary to Expand Market Leadership and Accelerate LTV Growth

Leveraging Tokai Sports Brand and Expanding Sports School Membership Base by 1,200 Members

TOKYO, May 21, 2026 /PRNewswire/ – LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement, today announced that it had entered into a Stock Transfer Agreement dated May 20, 2026 (the “Agreement”) with shareholders of Tokai Sports Co., Ltd. (“Tokai Sports”) to acquire 100% of equity interest of Tokai Sports (the “Acquisition”). Tokai Sports is an established sports school operator in Japan with a 40-year history (predecessor Tokai Sports Club was founded in 1984) that has produced several international-level professional athletes. The Acquisition is an important initiative of Leifras to expand its market share in the sports school market in Japan and increase customer lifetime value (“LTV”).

Pursuant to the Agreement, Leifras agrees to acquire 100% of the equity interest of Tokai Sports. Tokai Sports is expected to become Leifras’ wholly owned subsidiary effective June 1, 2026. This transaction is a strategic investment executed against the backdrop of the visibility and financial strength gained through the Company’s Nasdaq listing. By acquiring Tokai Sports, which serves approximately 1,200 sports school members and operates at about 20 affiliated kindergartens and daycare centers, Leifras expects to strengthen its market position in the sports school business, especially in the Nagoya and Owariasahi areas.

Strategic Significance of the Acquisition

Improving Customer Satisfaction Through the Integration of Respected Brand and Non-cognitive Skills Development

The Company plans to combine Tokai Sports’ respected, competition-oriented brand with 40 years of history, which has produced numerous world-class athletes, with its unique educational method for developing non-cognitive skills. In addition to providing instruction in outstanding athletic techniques, the Company will offer a high-quality training environment that fosters human skills such as leadership and teamwork, providing a comprehensive, rigorous, and supportive experience. The Company aims to enhance satisfaction among members and their parents while reducing the loss of members to competing organizations.

Expanding Market Share by Acquiring 1,200 Members, Accelerating Digital Transformation, and Establishing a Dominant Market Position in Key Regions

Through the Acquisition, the Company expects to acquire a membership base of approximately 1,200 members, comprising about 800 soccer school members and 400 gymnastics class members. This will allow the Company to secure a competitive market share, thereby establishing a dominant position in the Nagoya and Owariasahi areas.

Furthermore, following the closing of the Acquisition, Leifras plans to implement digital systems, including its membership management system and cloud-based attendance tracking system, at Tokai Sports to improve productivity. The Company believes these systems will streamline its operations by digitizing the manual administrative processes. Through the combined effects of a competitive market share and productivity improvements, the Company expects to further enhance its profitability.

Maximizing LTV and Significantly Increasing Membership Through a Network of Approximately 20 Partner Facilities

Tokai Sports operates a business-to-business-to-consumer platform comprising approximately 20 partner kindergartens and daycare centers. Leveraging this solid network, Leifras plans to establish a “seamless development pathway from early childhood through junior high school,” starting with gymnastics instruction for young children, moving on to soccer schools for elementary school students, and progressing to junior high school students through internal advancement. This approach is expected to maximize LTV without incurring costs for acquiring new customers.

Roll-up Strategy: Accelerating Growth Through Strategic Acquisitions

●	Phase 1: Leifras acquired four after-school day service facilities in May 2026, gaining 23 specialized staff members and access to high-utilization assets.

●	Phase 2: Through the Acquisition, Leifras expects to partner with Tokai Sports and acquire approximately 1,200 members to accelerate LTV maximization and domestic market share growth.

Building on the completion of these acquisitions, Leifras plans to continue to lead the consolidation of Japan’s fragmented sports and therapeutic education markets. The Company also intends to evaluate overseas acquisition opportunities with strong strategic synergies while leveraging its integration expertise to drive sustainable inorganic growth as a social business platform provider built on the integration of sports, technology, and global expansion. Guided by its firm belief that “growing a company means making society better,” the Company will strive to build sustainable social infrastructure and further enhance corporate value through accelerated business growth.

About Tokai Sports Co., Ltd.

Founded in 1992, Tokai Sports Co., Ltd. is a Japan-based sports school operator engaged in the operation of sports schools, sale of sporting goods, temporary staffing services, after-school child development programs, childcare facilities, and other welfare-related businesses.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2025, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics.

For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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